SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                    PSC Inc.
                            (Name of Subject Company)

                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     Common Stock, Par Value $0.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
         Series A Convertible Preferred Stock, Par Value $0.01 Per Share
                        Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                            69361E107 (Common Stock)
                      (CUSIP Number of Class of Securities)

                               Joseph M. Hennigan
                            Mohawk Acquisition Corp.
                                  Mohawk Corp.
                         4341 State Street, P.O. Box 220
                     Skaneateles Falls, New York 13153-0220
                                 (315) 685-2949
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)


                                    Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
===================================== =========================================
       Transaction Valuation*                   Amount of Filing Fee**
------------------------------------- -----------------------------------------
          $118,338,092.50                            $23,667.82
===================================== =========================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) the product of $8.45, the per common share tender offer price, multiplied by 16,222,970, the sum of the 12,034,866 currently outstanding shares of Common Stock sought in the Offer the 3,033,104 shares of Common Stock currently issuable pursuant to stock options and 1,155,000 shares of Common Stock currently issuable exercise of outstanding warrants and (b) the product of $105.625, the per preferred share tender offer price, multiplied by 110,000, the total number of outstanding shares of Preferred Stock, and subtracting $30,363,754.00, (which equals 4,188,104 multiplied by $7.25, the average exercise price of the outstanding options and warrants).

**       Calculated as 1/50 of 1% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $23,667.82     Filing Party: Mohawk Corp.
                                                        Mohawk Acquisition Corp.
Form or Registration No.:  Schedule TO    Date Filed:   June 19, 2000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X|      third-party tender offer subject to Rule 14d-1.
|_|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                  This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission on June 19, 2000 (as previously amended and supplemented, the "Schedule TO"), by Mohawk Corp., a Delaware corporation ("Parent"), and Mohawk Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase (i) all outstanding shares of common stock, par value $0.01 per share ("Common Stock") of PSC Inc., a New York corporation ("PSC"), including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of December 30, 1997, as amended, between PSC and ChaseMellon Shareholder Services, L.L.C., as rights agent, at a purchase price of $8.45 per share of Common Stock, (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of PSC at a purchase price of $105.625 per share and (iii) the warrant, exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 180,000 shares of Common Stock, at a purchase price of $0.45 for each underlying share of Common Stock represented by the warrant, and the warrants exercisable prior to July 12, 2006, representing rights to purchase an aggregate of 975,000 shares of Common Stock, at a purchase price of $3.20 for each underlying share of Common Stock represented by each warrant (collectively, "Warrants"), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal for Common Stock, Preferred Stock and Warrants, as applicable, copies of which are filed as Exhibits (a)(1) and (a)(2) through (a)(4), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.           Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

     On July 24, 2000, Parent, Purchaser and PSC entered into a Termination Agreement (the "Termination Agreement") pursuant to which Parent, Purchaser and PSC agreed to terminate the Agreement and Plan of Merger, dated June 5, 2000, as amended, and to terminate the Offer. The Termination Agreement and the press release issued by Parent, Purchaser and PSC are incorporated herein by reference and have been filed as Exhibits (d)(3) and (a)(15), respectively, to the Schedule TO.

Item 12.          Material to Be Filed as Exhibits.

(a)(15)           Press Release issued by Parent and Purchaser on July 25, 2000.

(d)(3) Termination Agreement, dated July 24, 2000, among Parent, Purchaser and PSC.


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


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2000

                                        MOHAWK ACQUISITION CORP.


                                        By:  /s/  Joseph M. Hennigan
                                             -----------------------------------
                                             Name:   Joseph M. Hennigan
                                             Title:  Vice President & Treasurer



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2000

                                        MOHAWK CORP.


                                        By:  /s/  Joseph M. Hennigan
                                             -----------------------------------
                                             Name:   Joseph M. Hennigan
                                             Title:  Vice President & Treasurer

                                  EXHIBIT INDEX

Exhibit No.
-----------
*(a)(1)           Offer to Purchase dated June 19, 2000.
*(a)(2)           Form of Letter of Transmittal for Common Stock.
*(a)(3)           Form of Letter of Transmittal for Series A Convertible Common
                  Stock.
*(a)(4)           Form of Letter of Transmittal for Warrants to Purchase Common
                  Stock.
*(a)(5)           Form of Notice of Guaranteed Delivery for Common Stock.
*(a)(6)           Form of Notice of Guaranteed Delivery for Series A Convertible
                  Preferred Stock.
*(a)(7)           Form of Notice of Guaranteed Delivery for Warrants to
                  Purchase Common Stock.
*(a)(8)           Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.
*(a)(9)           Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees to Clients.
*(a)(10)          Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.
*(a)(11)          Summary Advertisement as published in The Wall Street Journal on June 19, 2000.
*(a)(12)          Press Release issued by PSC on June 6, 2000.
*(a)(13)          Press Release issued by Parent and Purchaser on June 19, 2000.
*(a)(14)          Press Release issued by Parent on June 21, 2000.
 (a)(15)          Press Release issued by Parent on July 25, 2000.
*(b)(1)           Commitment Letter, dated as of June 9, 2000 of The Chase
                  Manhattan Bank and Chase Securities Inc.
*(d)(1)           Agreement and Plan of Merger, dated as of June 5, 2000, among
                  Parent, Purchaser and PSC.
*(d)(2)           Stockholders Agreement, dated as of June 5, 2000 among Parent,
                  Purchaser and certain shareholders of PSC.
 (d)(3)           Termination Agreement, dated July 24, 2000, among Parent,
                  Purchaser and PSC.
 (g)              None.
 (h)              None.

------------
*        Previously filed.



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


                                                                 Exhibit (a)(15)



 MOHAWK CORP. AND PSC INC. AGREE TO TERMINATE MERGER AGREEMENT AND TENDER OFFER


         Rochester, New York and Skaneateles Falls, New York, July 25, 2000--Mohawk Corp., an affiliate of Welch Allyn Data Collection, Inc., Mohawk Acquisition Corp., a wholly owned subsidiary of Mohawk Corp., and PSC Inc. (Nasdaq: "PSCX"), announced today that they have mutually agreed to terminate the Agreement and Plan of Merger, dated June 5, 2000, as amended, and to terminate the pending announced tender offer for all of the outstanding shares of common stock, Series A Preferred Stock and warrants of PSC Inc.

         The parties are terminating the transaction due to a number of unforeseen circumstances in the financing markets which make it impracticable to obtain financing.

         All shares of common stock, Series A Preferred Stock and warrants of PSC tendered and not withdrawn in the tender offer will be returned promptly by Mohawk Acquisition Corp. Questions regarding the tender offer may be directed to Innisfree M&A Incorporated, which is acting as Information Agent with respect to the tender offer, at (212) 750-5833 or (888) 750-5834.

                                                                 Exhibit (d)(3)


                              TERMINATION AGREEMENT


                  TERMINATION AGREEMENT, dated as of July 24, 2000 (this "Agreement"), among MOHAWK CORP., a Delaware corporation ("Parent"), MOHAWK ACQUISITION CORP., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), and PSC Inc., a New York corporation ("PSC").


                  WHEREAS, Parent, Purchaser and PSC are parties to an Agreement and Plan of Merger, dated as of June 5, 2000, as amended on July 17, 2000 (the "Merger Agreement"; capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Merger Agreement);

                  WHEREAS, Section 9.01(a) of the Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and PSC; and

                  WHEREAS, the Board of Directors of each of Parent, Purchaser and PSC has determined that it is in the best interests of their respective companies and stockholders to terminate the Merger Agreement, and has authorized the termination of the Merger Agreement pursuant to Section 9.01(a) thereof, upon the terms and subject to the conditions of this Agreement.

                  NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                  SECTION 1. Termination. Effective immediately upon execution of this Agreement, the Merger Agreement is hereby terminated pursuant to Section 9.01(a) of the Merger Agreement by the mutual written consent of the parties thereto.

                  SECTION 2. Effect of Termination; Mutual Discharge and Waiver.
(a) Except as expressly provided in this Agreement and notwithstanding Section
9.02 of the Merger Agreement, as a result of the termination of the Merger Agreement pursuant hereto, the Merger Agreement shall become void, and there shall be no liability under the Merger Agreement on the part of any party hereto or any of their respective affiliates, subsidiaries, directors, officers, stockholders, employees, agents, financial and legal advisors and other representatives, and all rights and obligations of each party thereto shall cease, including, without limitation, the rights and obligations set forth in
Section 9.03 of the Merger Agreement and any liability for the willful or intentional breach of any representations, warranties, covenants or agreements contained therein.

                  (b) All costs and expenses incurred in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses.

                  (c) Each party hereto, on behalf of itself and, to the extent permitted by law, its affiliates, subsidiaries, directors, officers, stockholders, employees, agents, financial and legal advisors and other representatives, and the successors and assigns of each of them (each, a "Releasing Party"), hereby releases each other party hereto and each of their respective affiliates, subsidiaries, directors, officers, stockholders, employees, agents, financial and legal advisors and other representatives, and the successors and assigns of each of them, from any and all liabilities and obligations, claims, causes of action and suits, at law or in equity, whether now known or unknown, whether arising under any United States federal, state or local or any foreign law or otherwise, that any Releasing Party has, has had or may have in the future arising out of, relating to, or in connection with the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby, including, without limitation, any liability or obligation set forth in
Section 9.03 of the Merger Agreement and any liability or obligation arising out of any breach or alleged breach of any representation, warranty, covenant or agreement contained in the Merger Agreement, provided that nothing in this
Section 2 shall impair the survival and full force of the terms of the Confidentiality Agreements (as defined in Section 5 below).

                  SECTION 3. Termination of the Offer. Effective immediately upon the execution of this Agreement and the issuance of the press release attached hereto at Addendum A, the Offer is hereby terminated by Parent and Purchaser.

                  SECTION 4. Acknowledgement of Termination of Stockholders Agreement. Parent, Purchaser and PSC each acknowledge that, by virtue of the termination of the Merger Agreement pursuant to Section 1 hereof and the termination of the Offer pursuant to Section 3 hereof, the Stockholders Agreement is simultaneously terminated in accordance with its terms and no obligations, rights, responsibilities or other encumbrances or restrictions of any kind shall result or arise therefrom.

                  SECTION 5. Survival of Confidentiality Agreements. Notwithstanding anything contained in this Agreement or in the Merger Agreement to the contrary, the provisions of the Confidentiality Agreement dated as of December 16, 1999, between Welch Allyn Data Collection, Inc. ("WADC") and PSC, the Confidentiality and Non-Waiver Agreement, dated as of January 19, 2000, between WADC and PSC and the Confidentiality and Non-Waiver Agreement, dated as of April 6, 2000, between WADC and PSC (collectively, the "Confidentiality Agreements") shall survive and remain in full force and effect in accordance with their terms. By July 28, 2000, pursuant to the Confidentiality Agreements, WADC, Parent, Purchaser and the Company agree to return to the other party all Proprietary Information and Investigative Analysis Information (both as defined in the Confidentiality Agreements) held by it or any of its affiliates, directors, officers, employees, agents, financing sources, financial advisors, legal advisors, accountants or controlling persons (the "Representatives"), and to destroy all other documents, memoranda, notes, summaries, analyses, extracts, compilations, studies or other material prepared by or in the possession of the other party or their Representatives, based on the Proprietary Information. By July 28, 2000, WADC, Parent, Purchaser and the Company agree to provide a written certification, executed by an officer of the party certifying that the party and their Representatives have returned or destroyed all Proprietary Information and Investigative Analysis Information in their possession.

                  SECTION 6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state court sitting in the Fifth Judicial District or Seventh Judicial District of the New York Supreme Court or any federal court sitting in the Northern District of the State of New York or the Western District of the State of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any New York state court sitting in the Fifth Judicial District or Seventh Judicial District of the New York Supreme Court or any federal court sitting in the Northern District of the State of New York or the Western District of the State of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and
(b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement may not be enforced in or by any of the above-named courts.

                  SECTION 7. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Merger Agreement.

                  SECTION 8. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  SECTION 9. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 10. Miscellaneous. This Agreement may be modified or amended only by a writing signed by the parties hereto. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



                                        MOHAWK CORP.


                                        By:   /s/ Joseph M. Hennigan
                                             -----------------------------------
                                             Name:  Joseph M. Hennigan
                                             Title: VP & CFO


                                        MOHAWK ACQUISITION CORP.


                                        By:   /s/ J.M. Hennigan
                                             -----------------------------------
                                             Name:  J.M. Hennigan
                                             Title: VP & CFO


                                        PSC INC.


                                        By:   /s/ William J. Woodard
                                             -----------------------------------
                                             Name:  William J. Woodard
                                             Title: VP & CFO


                  The undersigned executes this Agreement so as to be bound by all applicable provisions, in particular the provisions of Section 5 hereto, and agrees to abide by the terms of this Agreement as if a party to the foregoing agreement.

                                        WELCH ALLYN DATA COLLECTION, INC.


                                        By:   /s/ J.M. Hennigan
                                             -----------------------------------
                                              Name:  J.M. Hennigan
                                              Title: VP & CFO